                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF NOVEMBER 2004

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                                CORSO D'ITALIA 41
                                ROME, ITALY 00198
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

Board of Directors examines

results for first three quarters of 2004

Consolidated organic growth:

 revenues up 5.3%, gross operating result up 4.5%, operating income up 8.2% compared with the first three quarters of 2003

Group profitability increased:

Gross operating result/revenues ratio: 47.1%

(46.9% for the first three quarters of 2003)

Operating income/revenues ratio: 23.8%

(23% for the first three quarters of 2003)

Consolidated net income: 745 million euros

Net financial borrowings continue to come down:

1.8 billion euros lower than June 30, 2004

Wireline: revenues up 1.6% (organic growth 1.1%, gross operating result up 2.2% (organic growth 2%), operating income up 3.9% (organic growth 4.4%) compared with the first nine months of 2003.

Broadband accesses exceed 3,655,000 at the end of September (up 66% on year-end 2003)

TELECOM ITALIA GROUP

REVENUES: 22,912 MILLION EUROS (UP 1% COMPARED WITH THE FIRST THREE QUARTERS OF 2003) UP 5.3% EXCLUDING EXCHANGE-RATE FLUCTUATIONS AND CHANGES TO THE CONSOLIDATION AREA

GROSS OPERATING RESULT: 10,788 MILLION EUROS (UP 1.3% COMPARED WITH THE FIRST THREE QUARTERS OF 2003) UP 4.5% EXCLUDING EXCHANGE RATE FLUCTUATIONS AND CHANGES TO THE CONSOLIDATION AREA

GROSS OPERATING RESULT/REVENUES RATIO: 47.1%

(46.9% FOR THE FIRST THREE QUARTERS OF 2003)

OPERATING INCOME: 5,442 MILLION EUROS (UP 4.4% COMPARED WITH THE FIRST THREE QUARTERS OF 2003), UP 8.2% EXCLUDING EXCHANGE-RATE FLUCTUATIONS AND CHANGES TO THE CONSOLIDATION AREA

OPERATING INCOME/REVENUES RATIO: 23.8%

(23% FOR THE FIRST THREE QUARTERS OF 2003)

CONSOLIDATED NET INCOME: 745 MILLION EUROS

(1,881 MILLION EUROS FOR THE FIRST THREE QUARTERS OF 2003, WHICH INCLUDED 1,286 MILLION EUROS IN TAX BENEFITS AND REIMBURSEMENT OF THE GOVERNMENT LEVY FOR UNDERTAKING TELECOMMUNICATIONS OPERATIONS IN THE YEARS 2000-2002, CORRESPONDING TO 903 MILLION EUROS NET OF APPLICABLE TAXES)

NET FINANCIAL BORROWINGS EQUAL TO 31,421 MILLION EUROS, DOWN 1,925 MILLION EUROS COMPARED WITH YEAR-END 2003, DOWN 1,796 MILLION EUROS COMPARED WITH JUNE 30, 2004

TELECOM ITALIA SPA

REVENUES: 11,793 MILLION EUROS (-0.7%

 COMPARED WITH THE FIRST THREE QUARTERS OF 2003)

GROSS OPERATING RESULT: 5,526 MILLION EUROS

(UP 0.3% COMPARED WITH THE FIRST THREE QUARTERS OF 2003)

GROSS OPERATING RESULT/REVENUES RATIO: 46.9%

(46.4% FOR THE FIRST THREE QUARTERS OF 2003)

OPERATING INCOME: 3,256 MILLION EUROS

(UP 2.7% COMPARED WITH THE FIRST THREE QUARTERS OF 2003)

OPERATING INCOME/REVENUES RATIO: 27.6%

(26.7% FOR THE FIRST THREE QUARTERS OF 2003)

NET INCOME: 894 MILLION EUROS (2,012 MILLION EUROS FOR THE FIRST THREE QUARTERS OF 2003, WHICH INCLUDED 1,286 MILLION EUROS IN TAX BENEFITS AND REIMBURSEMENT OF THE GOVERNMENT LEVY FOR UNDERTAKING TELECOMMUNICATIONS OPERATIONS IN THE YEARS 2000-2002, CORRESPONDING TO 569 MILLION EUROS NET OF APPLICABLE TAXES)

NET FINANCIAL BORROWINGS EQUAL TO 32,241 MILLION EUROS, DOWN 3,086 MILLION EUROS COMPARED WITH YEAR-END 2003, DOWN 2,311 MILLION EUROS COMPARED WITH JUNE 30, 2004

Milan, November 9, 2004 - At today’s meeting the Telecom Italia Board of Directors, chaired by Marco Tronchetti Provera, examined and adopted the Group and Parent company’s 2004 Third-quarter Report.

Telecom Italia Group results for the first three quarters of 2004

Revenues grew by 1% to 22,912 million euros compared with the same period in 2003 (22,682 million euros). Excluding negative currency fluctuations (113 million euros, of which 87 million euros regarding South American companies) and changes to the area of consolidation (807 million euros, of which 703 million euros regarding the August 2003 disposal of the Nuova Seat Pagine Gialle company), organic growth was equal to 5.3% (up 1,150 million euros). Growth was driven predominantly by the good performance of the Mobile Business Unit, and by increased revenues from the Wireline Business Unit.

The gross operating result, corresponding to 10,788 million euros, posted 1.3% growth compared with the first three quarters of 2003 (up 140 million euros). This was equivalent to 47.1% of revenues (46.9% for the first three quarters of 2003).

Excluding negative exchange-rate fluctuations (27 million euros) and changes to the area of consolidation (300 million euros), organic growth was equal to 4.5% (up 467 million euros).

Operating income amounted to 5,442 million euros, up 4.4% on the first three quarters of 2003 (up 228 million euros). Operating income corresponded to 23.8% of revenues, compared with 23.0 percent for the first nine months of 2003. Excluding exchange-rate fluctuations and changes to the area of consolidation, organic growth was equal to 8.2% (up 411 million euros).

The consolidated net result for the first three quarters of 2004 was a 745 million euro profit (1,518 million euros prior to minority interests). The consolidated net result for the first three quarters of 2003 was a 1,881 million euro profit (2,889 million euros prior to minority interests).

The reduced consolidated net result (down 1,136 million euros) may principally be ascribed to two factors:

•

a worsened balance of extraordinary income and charges (-846 million euros) compared with the first three quarters of 2003, which benefited from the return of provisions for risks and charges regarding levies for undertaking telecommunications operations in 2000, 2001 and 2002 (1,465 million euros, 903 million euros net of applicable taxes) following the ruling by the European Community Court of Justice on September 18, 2003, which deemed this levy to be in breach of community law;

•

higher tax charge, essentially as a result of the one-off entry of deferred tax assets (1,286 million euros for 2003). Deferred tax assets released as a result of the merger resulted in a tax charge of 969 million euros.

Third-quarter 2004 revenues amounted to 7,690 million euros, up 2.1% compared with the same period in 2003 (7,533 million euros). Organic growth, on the basis of an equivalent consolidation area and exchange rates, was equal to 5.3%.

The gross operating result amounted to 3,699 million euros (3,727 million euros for the third quarter of 2003). Organic growth was 4.9% (+172 million euros), excluding exchange-rate fluctuations and changes to the consolidation area from the third-quarter figures, and the cancellation of the levy for undertaking telecommunications operations (119 million euros).

This corresponded to 48.1% of revenues (47.9% for the same period in 2003, excluding the cancellation of the levy for undertaking telecommunications operations).

Operating income amounted to 1,846 million euros (1,933 million euros for the third quarter of 2003). Organic growth was 5.8% (+101 million euros), excluding from the third-quarter figures exchange-rate fluctuations and changes to the consolidation area, and the cancellation of the levy for undertaking telecommunications operations (143 million euros).

This corresponded to 24% of revenues (23.8% for the same period in 2003, excluding the cancellation of the levy for undertaking telecommunications operations).

The third-quarter 2004 consolidated net result was a profit of 340 million euros. The 485 million euro reduction compared with the same period in 2003 (a profit of 825 million euros) is due to recovery of the telecommunications operations levy.

Industrial investments for the first three quarters of 2004 were equal to 3,194 million euros, up 323 million euros compared with the same period last year. This was predominantly the result of increased investment by the Mobile Business Unit.

Free cash flow from operations for the first three quarters of 2004 was equal to 6,585 million euros, corresponding to 28.7% of revenues. The 775 million euro reduction compared with the first nine months of 2003 was partly a result of higher investments, but predominantly because of Seat PG deconsolidation and the use of Blu’s VAT receivables.

Net financial borrowings were equal to 31,421 million euros, down 1,796 million euros compared with June 30, 2004. Debt was reduced by 1,925 million euros on the figure for year-end 2003 after the distribution of 2,780 million euros in dividends.

Headcount at September 30, 2004 was 92,812, substantially unchanged in comparison with the figure for year-end 2003.

Telecom Italia SpA results for the first three quarters of 2004

Revenues amounted to 11,793 million euros, down 79 million euros (-0.7%) compared with the first three quarters of 2003. This was predominantly the result of Telespazio taking over relations with satellite consortia, and a consequent loss of revenues from the resale of satellite capacity (77 million euros).

The gross operating result rose by 0.3% (+16 million euros) to 5,526 million euros compared with the first three quarters of 2003. This corresponds to 46.9% of revenues (46.4% over the same period in 2003).

Operating income rose 2.7% to 3,256 million euros compared with the figures for the first three quarters of 2003 (up 87 million euros). Operating income was equal to 27.6% of revenues (26.7% over the same period in 2003).

The net result was an 894 million euro profit, down 1,118 million euros compared with the first three quarters of 2003. The Parent company result was also affected by the 1,286 million euro tax benefits accrued during the first nine months of 2003, arising from the Olivetti-Telecom Italia merger, and by the recovery of levies for undertaking telecommunications operations for the years 2000-2002 (569 million euros). For the first three quarters of 2003, the entry of deferred tax assets recovered following the merger resulted in an overall positive tax charge of 634 million euros.

Net financial borrowings were equal to 32,241 million euros, down 2,311 million euros compared with June 30, 2004. Compared with year-end 2003, debt was down 3,086 million euros, after the distribution of 1,740 million euros in dividends.

Business Unit results breakdown for the first three quarters of 2004

WIRELINE

Headline data from Wireline, Telecom Italia’s fixed-line network services business unit, show strong growth in operations during the first nine months of 2004 compared with the same period during the preceding year.

Revenues on the rise

Revenues were equal to 12,892 million euros, up 1.6% (up 1.1% under equivalent exchange-rate and consolidation area conditions) compared with the first three quarters of 2003, confirming the positive trend that has been ongoing since early 2003. Growth was achieved through an effective presence in the core telephony market, alongside an expansion of the broadband and value-added innovative services markets.

The number of broadband accesses surged to 3,655,000 by the end of September 2004, of which 355,000 outside Italy. The overall portfolio registered 66% growth compared with year-end 2003 (an additional 1,455,000 units), while new broadband subscribers on the domestic market during the first nine months of 2004 exceeded the total for the whole of 2003.

Business customer and data services revenue continued to increase, driven by 23% growth in innovative data services revenues compared with the first three quarters of 2003. This more than offset the contraction registered in traditional data services and leased lines, which were hampered by regulated pricing and a general migration towards innovative solutions.

Innovative and value-added service-led growth was 22% up on the same period last year.

Ratios improving

The gross operating result of 6,178 million euros registered 2.2% growth (2.0% growth under equivalent exchange-rate and consolidation area conditions) compared with the first three quarters of 2003, corresponding to 47.9% of revenues (against 47.7% for the same period last year).

Operating income was equal to 3,869 million euros, up 3.9% (up 4.4% under equivalent exchange-rate and consolidation area conditions) compared with the first three quarters of last year. Operating income corresponded to 30% of revenues, up on the figure of 29.4% recorded for the same period last year.

Investment

During the first nine months of the year Wireline invested 1,548 million euros, confirming its commitment to industrial investments. A significant proportion of investments is targeted at the development of innovative services.

MOBILE AND INTERNET & MEDIA

Figures for the first nine months of 2004 for the Mobile and Internet & Media Business Units are available in press releases published on November 8, 2004, after the examination of the accounts conducted by the TIM and Telecom Italia Media Boards of Directors.

SOUTH AMERICA (CHILE AND BOLIVIA)

Revenues amounted to 798 million euros, having decreased 4.3% compared with the first nine months of 2003. This reduction may principally be ascribed to lower revenues for the Entel Chile Group from its North-American fixed-line long distance business. Excluding exchange-rate fluctuations, consolidated revenues decreased by 6.3% compared with the same period in 2003.

The gross operating result amounted to 288 million euros, down 13 million euros (-4.3%) compared with the first nine months of 2003, due to the trends highlighted above. Positive exchange-rate fluctuations contributed approximately 4 million euros. Excluding this effect, the gross operating result registered a 5.6% fall. This corresponded to 36.1% of revenues, in line with the same period in 2003.

Operating income amounted to 83 million euros, down 26 million euros (-23.9%) compared with the first nine months of 2003. This corresponded to 10.4% of revenues (13.1% for the same period in 2003).

Industrial investments amounted to 95 million euros, up 10 million euros compared with the same period in 2003.

At September 30, 2004, headcount stood at 5,096, with an increase of 143 employees (+2.9%) compared with December 31, 2003, due to an increase in Entel Chile Group personnel.

INFORMATION TECHNOLOGY MARKET

Despite the market downturn and general pressure on sales prices, in Q3 2004 the IT Mercato BU consolidated its position on three key markets (Government, Finance and Transport), innovated and broadened its range of offerings, and further rationalized its consolidation profile.

The BU structure changed as of July 1, 2004, due to the exclusion from the consolidation area of the Webegg Group following the transfer of the majority stake to Value Partners.

Revenues from sales and services for the first nine months of 2004 amounted to 511 million euros, an increase of 31 million euros (+6.5%) compared with the same period of the previous year reclassified on equivalent terms. The change is mainly ascribable to Tele Sistemi Ferroviari, Agrisian and Finsiel. This positive impact was partially offset by lower Banksiel and Webegg turnover.

The gross operating result and operating income for the first nine months of 2004 decreased by 6 million and 5 million euros, respectively. The lower profitability was due to strong pressure on sales prices, which was only partially offset by cost-cutting measures.

Industrial investments amounted to 18 million euros and were substantially in line with those at September 30, 2003, reclassified on equivalent terms.

Headcount at September 30, 2004 was 4,123, down 704 on December 31, 2003.

INFORMATION TECHNOLOGY GROUP

As part of the Group’s information technology restructuring, on September 9, the plan for the merger by incorporation of IT Telecom and Epiclink into Telecom Italia was approved. On October 11, 2004, the Board of Directors of the three companies approved the merger, which is scheduled to be finalized by year-end.

Revenues from sales and services amounted to 692 million euros, an increase of 31 million euros (+4.7%) compared with the first nine months of 2003, reclassified on equivalent terms.

The gross operating result amounted to 52 million euros, an increase of 20 million euros compared with the first nine months of 2003, due to the above-mentioned revenue growth and a reduction in work in progress.

The Unit’s operating loss amounted to 49 million euros, a 15 million improvement on the first nine months of 2003.

Industrial investments amounted to 89 million euros, a decrease of 38 million euros compared with the reclassified figures for the first nine months of 2003, owing to the completion of investment projects launched following IT department restructuring.

Headcount at September 30, 2004 was 3,425, down 682 on December 31, 2003.

OLIVETTI TECNOST

In the first nine months of 2004, BU revenues amounted to 436 million euros, down 24 million euros compared with the first nine months of 2003 (-5.2%). Excluding the impact of exchange rates and of the consolidation area (mainly regarding the cessation of operations in Latin America) amounting to 52 million euros, organic growth totalled 28 million euros (+6.9%). The gross operating result (25 million euros) and operating income (8 million euros) improved significantly compared with September 30, 2003 (respectively by 6 million euros and 13 million euros). These figures were influenced by last year’s restructuring, which brought down fixed costs, and by a more favorable product mix.

Industrial investments amounted to 10 million euros (12 million euros for the same period in 2003). Headcount was 2,121, down 274 compared with December 31, 2003.

§

Euromarket bond issue ceiling set at a maximum of 4.9 billion euros

The Telecom Italia Board of Directors has authorized the issue of non-convertible bonds for a maximum of 4.9 billion euros, to take place no later than December 31, 2006, as and when market conditions are favorable.

The issue is part of the “Euro Medium Term Note Programme” approved on 10 October 2003, a scheme that envisages the issue of Telecom Italia and Telecom Italia Finance bonds, listed on the Luxembourg stock exchange, for a maximum of 10 billion euros. The issue may be split into multiple transactions on several occasions over a period of two to fifty years, and may be undertaken in more than one currency. Telecom Italia has already used this Programme for a total of 4.519 billion euros (based on the Sterling/Euro exchange rate on June 24, 2004).

The Telecom Italia Board of Directors has also approved the granting of a full guarantee to Telecom Italia Capital for any further bond issues, to be placed mainly in the US, up to a maximum of USD 5 billion. At the same time, the Board of Directors revoked the unused portion, totaling USD 1,500 million, of a similar guarantee granted on December 18, 2003.

The resolutions taken today aim to give the Group greater flexibility in future refinancing decisions, and follow the authorization scheme used by the Board of Directors last year. To date, Telecom Italia has sufficient reserves to manage all payables falling due in 2005 and part of the payables falling due in 2006.

Within the context of the maximum amounts indicated above and the respective reference markets, the Group shall undertake the transactions it considers to be most appropriate for achieving its refinancing objectives.

The securities referred to in this press release have not been and will not be registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

§

The results for the first nine months of 2004 will be presented to the financial community during a conference call today starting at 4:30 pm.

Journalists may listen to the conference call, which will not entail a Q&A session, by calling: +39 06 33485042.

Members of the media who are unable to participate in the conference call will have the opportunity to listen to the presentation by calling  +39 06 334843 (access code 64038#).

Telecom Italia

Media Relations

Corporate and Wireline Press Office

+39.06.3688.2610

www.telecomitalia.it/stampa_uk

Telecom Italia

Investor Relations

+39.06.3688.2381/3378

www.telecomitalia.it/investor_relation

TELECOM ITALIA

Statements of cash flows of Telecom Italia S.p.A.

	(millions of euro)		1.1 - 9.30 2004	1.1 - 9.30 2003	Year 2003
A.	NET DEBT AT BEGINNING OF PERIOD		(35.327)	(30.622)	(30.622)
	Net debt at beginning of period of merged company TILAB		0	(169)	(169)
B.	ADJUSTED NET DEBT AT BEGINNING OF PERIOD		(35.327)	(30.791)	(30.791)
	Operating income		3.256	3.169	4.139
	Depreciation of fixed assets/amortization of intangible assets		2.003	2.109	2.919
	Investments in fixed assets and intangible assets (1)		(1.494)	(1.891)	(2.534)
	Proceeds from sale of intangible assets and fixed assets		5	315	314
	Change in operating working capital and other changes		12	(33)	(136)
C.	OPERATING FREE CASH FLOW		3.782	3.669	4.702
	Investment in long-term investments (1)		(1.616)	(6.492)	(6.918)
	Proceeds from sale/redemption value of other assets		2.043	3.016	3.102
	Change in non-operating working capital and other changes (2)		603	(3.842)	(4.661)
D.			1.030	(7.318)	(8.477)
E.	NET CASH FLOWS BEFORE DISTRIBUTION OF INCOME/RESERVES, CONTRIBUTIONS BY SHAREHOLDERS	(C+D)	4.812	(3.649)	(3.775)
F.	DISTRIBUTION OF INCOME/RESERVES		(1.740)	(794)	(794)
G.	CONTRIBUTIONS BY SHAREHOLDERS		14	1	33
H.	CHANGE IN NET DEBT	(E+F+G)	3.086	(4.442)	(4.536)
I.	NET DEBT AT END OF PERIOD	(B+H)	(32.241)	(35.233)	(35.327)

The change in net debt is the result of the following:

(millions of euro)			
Increase (decrease) in medium/long-term debt	8.263	(1.672)	(3.014)
Increase (decrease) in short-term borrowings	(11.349)	6.283	7.719
CHANGE IN NET DEBT	(3.086)	4.611	4.705

(1) Total cash used for investments can be analyzed as follows:

(millions of euro)			
Industrial investments:	1.494	1.891	2.534
- *intangible assets*	*688*	*436*	*767*
- *fixed assets*	*806*	*1.455*	*1.767*
Investment in long-term investments	1.616	6.492	6.918
CASH USED FOR INVESTMENTS	3.110	8.383	9.452

(2) The item can be analyzed as follows:

(millions of euro)			
Net financial income (expenses)	(1.293)	(1.959)	(2.404)
Dividends received	1.322	438	428
Utilization of reserves for risks for the early exercise of the JP Morgan put option	0	(1.942)	(1.942)
Income taxes payments (3)	940	(90)	(246)
Net extraordinary income (expenses) and other	(366)	(289)	(497)
CHANGE IN NON-OPERATING WORKING CAPITAL AND OTHER CHANGES	603	(3.842)	(4.661)

(3) The amount, as of September 30, 2004, is positive due to the cash in of a tax credit transferred to TIM (euro 1.103 millions).

Cautionary Statement for Purposes of the "Safe Harbor" Provision of the United
States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation reform Act of 1995 provides a "safe harbor"
for forward-looking statements.  The Press Release included in this Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events.  The ability of the Telecom Italia Group to achieve its projected results is dependant on many factors which are outside of management's control.  Actual results may differ materially from those projected or implied in the forward-looking statements.  Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

The following important factors could cause the Telecom Italia Group's actual results to differ materially from those projected or implied in any forward-
looking statements:

- the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in the core domestic fixed-line and wireless markets of the Telecom Italia Group;

- the ability of the Telecom Italia Group to introduce new services to stimulate increased usage of its fixed and wireless networks to offset declines in its fixed-line business due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally;

- the ability of the Telecom Italia Group to achieve cost-reduction targets in the time frame established or to continue the process of rationalizing its non-core assets;

- the impact of regulatory decisions and changes in the regulatory environment;

- the impact of the slowdown in Latin American economies and the slow recovery of economies generally on the international business of the Telecom
Italia Group focused on Latin America and on its foreign investments and capital expenditures;

- the continuing impact of rapid changes in technologies;

- the impact of political and economic developments in Italy and other countries in which the Telecom Italia Group operates;

- the impact of fluctuations in currency exchange and interest rates;

- Telecom Italia's ability to continue the implementation of its 2002-2004
Industrial Plan, including the rationalization of its corporate structure and the disposition of Telecom Italia's interests in various companies;

- the ability of the Telecom Italia Group to successfully achieve its debt reduction targets;

- Telecom Italia's ability to successfully roll out its UMTS networks and services and to realize the benefits of its investment in UMTS licenses and related capital expenditures;

- Telecom Italia's ability to successfully implement its internet strategy;

- the ability of the Telecom Italia Group to achieve the expected return on the significant investments and capital expenditures it has made in Latin
America and in Europe;

- the amount and timing of any future impairment charges for Telecom
Italia's licences, goodwill or other assets; and

- the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

The foregoing factors should not be construed as exhaustive.  Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof.
Accordingly, there can be no assurance that the group will achieve its projected results.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      November 9th, 2004

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager